MAIL STOP 3561
								April 28, 2006

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People`s Republic of China

RE: 	Winner Medical Group Inc.
	Amendment to Registration Statement on Form SB-2
	File Number: 333-130473
      Filed: April 7, 2006

Dear Mr. Li:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. The business conducted by Winner Group Limited, as the predecessor of the registrant, should be more fully described. In addition, we do not understand the statement that it "is the holding company of all Winner subsidiaries". Please explain and elaborate.


Market For Our Common Stock, page 10
2. As previously requested, correct the last line of the table;
the
columns appear to be reversed.

Contractual Obligations, page 22
3. Please explain to us on a supplemental basis why the disclosure about Tianmen Bank and Longhua Bank is deleted.

Executive Compensation, page 42
4. We note that you declared a "ratable" dividend in the amount of $1,872,750. In light of the fact that Mr. Li and Mr. Fang were the only shareholders when the dividend was declared, please include the dividend as part of the executive compensation table.

Certain Relationships and Related Transactions, page 47

5. Please define "ratable" dividend.

You Can Find More Information, page 57
6. Please update SEC`s address.

Financial Statements, page F-1
7. We note your response to prior comment 21. Please revise the financial statements of Winner Group for the years ended September 30, 2005 and 2004 to retroactively reflect the change in capitalization due to the reverse merger. Note that the equity portion of the balance sheet, the statement of stockholders` equity, and earnings per share on the income statement should be restated to reflect the revised capital structure resulting from the reverse merger. We note that the ending balances in the stockholders` equity accounts in the financial statements for the year ended September 30,
2005 differ from the beginning balances in the financial statements for the three months ended December 31, 2005. Please revise your disclosures accordingly.

Note 12 - Commitments and Contingencies, page F-13

8. Refer to prior comment 22. Please revise the footnotes to the interim and annual financial statements to disclose the fair value of all derivatives as of each balance sheet date. Disclose the amount of gains and losses reported for each period. Disclose the financial statement line items these amounts are included in.
9. We note your disclosure regarding the contractual obligation to issue warrants to Heritage Management Consultants. Please disclose the material terms of the warrants to be issued, including the contractual life, exercise price, vesting provisions, and registration rights (if any). Tell us how you evaluated the commitment to issue the warrants under EITF 96-18 to determine whether any expense and/or liability should be recorded as of December 31, 2005.
10. Please file the agreements with Heritage Management Consultants as material contract exhibits in accordance with Item 601 of Regulation S-B, or tell us why you believe the agreements are not required to be filed.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna
Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Louis A. Bevilacqua, Esq.
	Fax (202) 654-1804

	James Groh
	Heritage Management Consultants, Inc.
	301 Central Avenue, #381
	Hilton Head Island, SC 29926
Jianquan Li
Winner Medical Group
Page 1
05/09/2006